EXHIBIT 21.1

SUBSIDIARIES OF ALLIANCE LAUNDRY SYSTEMS LLC

	NAME OF SUBSIDIARY	PLACE OF INCORPORATION
1.	Alliance Laundry Corporation	Delaware
2.	Alliance Laundry Equipment Receivables LLC	Delaware
3.	Alliance Laundry Equipment Receivables 2002 LLC	Delaware
4.	Alliance Laundry Equipment Receivables 2005 LLC	Delaware